

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 29, 2016

Via E-mail
Jeoffrey C. Baterina
President and Chief Executive Officer
Kokos Group Inc.
One World Trade Center
121 Southwest Salmon Street, Suite 1100
Portland, Oregon, 97204

>   **Re: Kokos Group Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 22, 2016**
>   **File No. 333-214276**

Dear Mr. Baterina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2016 letter.

Certain Relationships and Related Transactions, page 24

1. We note your response to comment 5. Please revise to specifically identify Mr. Baterina as a promoter.

2. We note your response to comment 6. Please revise to indicate Mr. Baterina's positions with the company. Also confirm that the $1,675 is the largest amount advanced to the company. Finally, clarify the amount outstanding as of the latest practicable date and whether the company has made any principal payments.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Andrew J. Befumo, Esq.